January 24, 2007

Jerome Cooper
President
c/o GTJ Co., Inc.
444 Merrick Road
Lynbrook, NY 11563

Re: **GTJ REIT, Inc.**
        Amendment No. 3 to Form S-11 on Form S-4
        Filed on January 10, 2006
        File No. 333-136110

Dear Mr. Cooper:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

        All page numbers refer to the marked courtesy copy of the registration statement
that you provided to us.

Present operations, page 6

1.   In response to comment 2 you state that the "Bus Companies and their
        subsidiaries collectively operate a group of outdoor maintenance businesses, and a
        paratransit business, with aggregate sales of approximately $27,000,000 and an
        operating loss of approximately $500,000, exclusive of their present real estate
        operations, in 2005." Please advise us and revise the disclosure to clarify how

you calculated these figures. For example, the operating revenue disclosed on page 13 is $27,527,000. The "operating expenses-other" is $28,348,000. This would suggest an operating loss of $821,000.

Pro forma combined condensed consolidated statement of operations data…, page 13

2.   Please advise us why the 2005 operating expenses figures differ from those presented on page 45.

Summarized New York City Financial Information, page 53

3.   In your response to our prior comment #4, you indicated that you had included the reconciliations between the governmental funds statements of revenues, expenditures, and changes in fund balances and the reported decreases in the excess of liabilities over assets reported in the government-wide statements of activities for fiscal years 2006 and 2005, respectively, but these reconciliations do not appear to be included in your filing. Please revise to include these reconciliations in your next amendment.

Executive Officer Compensation, page 123

4.   Please provide updated executive compensation disclosure for fiscal year 2006. Please note that Item 402 of Regulation S-K has been revised for periods ending on or after December 15, 2006. Refer to Securities Act Release No. 33-8732 (published August 29, 2006).

Related Party Transactions, page 128

5.   Please provide updated related party transaction disclosure in accordance with Item 404 of Regulation S-K. Please note that Item 404 of Regulation S-K has been revised. Refer to Securities Act Release No. 33-8732 (published August 29, 2006).

Part II. Exhibits. Tax Opinions

6.   Please revise the first paragraph on page 2 of each tax opinion to clarify that the written representations related to factual matters. In addition, please fill in the date of the articles of incorporation of GTJ REIT on the top of page 2.

7.   We note from the penultimate paragraph in each tax opinion that it may not be relied upon by any person of than the board of directors. This limitation is inappropriate because it suggests that Green Bus, Triboro Coach and Jamaica Central shareholders could not rely on the opinions in making their investment decisions. Please provide revised opinions that omit this limitation on reliance.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric McPhee, Accountant, at (202) 551-3693 or Linda Van Dorn, Senior Assistant Chief Accountant, at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Stuart M. Sieger, Esq. (*via facsimile*)